                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 1)*


                             FOREST OIL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   346 091 705
                                 --------------
                                 (CUSIP Number)


                                   JOHN FRANK
                      MANAGING DIRECTOR AND GENERAL COUNSEL
                         OAKTREE CAPITAL MANAGEMENT, LLC
                       333 SOUTH GRAND AVENUE, 28TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 830-6300
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 AUGUST 20, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 10 Pages)

----------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

------------------------------                    ------------------------------
CUSIP NO.  346 016 705                              PAGE  2  OF  10    PAGES
          -------------                                  ---    ------

------------------------------                    ------------------------------

============== =================================================================
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Oaktree Capital Management, LLC
-------------- -----------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  |X|
                                                                        (b)  |_|

-------------- -----------------------------------------------------------------
      3        SEC USE ONLY


-------------- -----------------------------------------------------------------
      4        SOURCE OF FUNDS*

               Not applicable.
-------------- -----------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                         |_|

-------------- -----------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               California
------------------- ------- ----------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER

     SHARES                 4,177,994
                    ------- ----------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               -0-
                    ------- ----------------------------------------------------
      EACH            9     SOLE DISPOSITIVE POWER

   REPORTING                4,177,994
                    ------- ----------------------------------------------------
  PERSON WITH         10    SHARED DISPOSITIVE POWER

                            -0-
-------------- -----------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               4,177,994
-------------- -----------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                        |_|

-------------- -----------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               8.61%
-------------- -----------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               IA, OO
-------------- -----------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                  SCHEDULE 13D

------------------------------                    ------------------------------
CUSIP NO.  346 016 705                              PAGE  3  OF  10    PAGES
          -------------                                  ---    ------

------------------------------                    ------------------------------

============== =================================================================
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               OCM Principal Opportunities Fund, L.P.
-------------- -----------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  |X|
                                                                        (b)  |_|

-------------- -----------------------------------------------------------------
      3        SEC USE ONLY


-------------- -----------------------------------------------------------------
      4        SOURCE OF FUNDS*

               OO
-------------- -----------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                         |_|

-------------- -----------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
------------------- ------- ----------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER

     SHARES                 3,137,845
                    ------- ----------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               -0-
                    ------- ----------------------------------------------------
      EACH            9     SOLE DISPOSITIVE POWER

   REPORTING                3,137,845
                    ------- ----------------------------------------------------
  PERSON WITH         10    SHARED DISPOSITIVE POWER

                            -0-
-------------- -----------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,137,845
-------------- -----------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                        |_|

-------------- -----------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.48%
-------------- -----------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               PN
-------------- -----------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                  SCHEDULE 13D

------------------------------                    ------------------------------
CUSIP NO.  346 016 705                              PAGE  4  OF  10    PAGES
          -------------                                  ---    ------

------------------------------                    ------------------------------

============== =================================================================
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               OCM Opportunities Fund II, L.P.
-------------- -----------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  |X|
                                                                        (b)  |_|

-------------- -----------------------------------------------------------------
      3        SEC USE ONLY


-------------- -----------------------------------------------------------------
      4        SOURCE OF FUNDS*

               OO
-------------- -----------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                         |_|

-------------- -----------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
------------------- ------- ----------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER

     SHARES                 1,024,732
                    ------- ----------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               -0-
                    ------- ----------------------------------------------------
      EACH            9     SOLE DISPOSITIVE POWER

   REPORTING                1,024,732
                    ------- ----------------------------------------------------
  PERSON WITH         10    SHARED DISPOSITIVE POWER

                            -0-
-------------- -----------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,024,732
-------------- -----------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                        |_|

-------------- -----------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               2.13%
-------------- -----------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               PN
-------------- -----------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the common stock, par value $0.10 per share ("Common Stock"), of Forest Oil Corporation, a New York corporation (the "Issuer"). The address of the principal executive office of the Issuer is 2200 Colorado State Bank Building, 1600 Broadway, Denver, Colorado 80202.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is filed on behalf of :

         (1) Oaktree Capital Management, LLC, a California limited liability company ("Oaktree"), in its capacity as general partner of the Principal Fund and the Opportunities Fund (as each such term is defined below);

         (2) OCM Principal Opportunities Fund, L.P., a Delaware limited partnership (the "Principal Fund"); and

         (3) OCM Opportunities Fund II, L.P., a Delaware limited partnership (the "Opportunities Fund").

The address of the principal business and principal office for each of Oaktree, the Principal Fund and the Opportunities Fund is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. The principal business of Oaktree is to provide investment advice and management services to institutional and individual investors. The principal business of the Principal Fund is to invest in entities over which there is a potential for the Principal Fund to exercise significant influence. The principal business of the Opportunities Fund is to invest in securities and other obligations of distressed entities. In addition, Oaktree serves as the investment manager of a third-party separate account (the "Oaktree Account") with an investment strategy similar to the Opportunities Fund.

(a)-(c)&(f)

Oaktree is the general partner of the Principal Fund and the Opportunities Fund. The members and executive officers of Oaktree, the Principal Fund and the Opportunities Fund are listed below. The principal business address for each person listed below is c/o Oaktree Capital Management, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. All individuals listed below are citizens of the United States of America.


EXECUTIVE OFFICERS & MEMBERS
----------------------------
Howard S. Marks                      Chairman and Principal
Bruce A. Karsh                       President and Principal
Sheldon M. Stone                     Principal
David Richard Masson                 Principal
Larry W. Keele                       Principal
Stephen A. Kaplan                    Principal
Russel S. Bernard                    Principal
David Kirchheimer                    Managing Director and Chief Financial and Administrative Officer
John Frank                           Managing Director and General Counsel

PORTFOLIO MANAGERS OF PRINCIPAL FUND
------------------------------------

Stephen A. Kaplan
Ronald N. Beck

PORTFOLIO MANGERS OF OPPORTUNITIES FUND
---------------------------------------

Bruce A. Karsh
David Richard Masson

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                                                    PAGE  6  OF  10    PAGES
                                                         ---    ------

(d)-(e)

During the last five years, none of Oaktree, the Principal Fund or the Opportunities Fund, nor to the best of their knowledge any of their respective executive officers, directors, general partners, members or portfolio managers
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Principal Fund beneficially owns 3,137,845 shares of Common Stock of the Issuer. In connection with the consummation of the merger (the "Merger") of Forcenergy, Inc. ("Target") with and into the Issuer pursuant to that certain Agreement and Plan of Merger, dated as of July 10, 2000, by and among Target, Issuer and Forest Acquisition I Corporation, the Principal Fund received (a) 2,807,797 shares of Common Stock of the Issuer in exchange for shares of common stock of the Target that were held by the Principal Fund prior to the Merger,
(b) 319,948 shares of Common Stock of the Issuer in exchange for shares of preferred stock of the Target that were held by the Principal Fund prior to the Merger and (c) warrants to acquire an additional 380,205 shares of Common Stock of the Issuer exercisable at any time for an exercise price of $12.50 per share. The Principal Fund also beneficially owns 5,000 shares of Common Stock pursuant to options exercisable within 60 days of the date hereof issued to Stephen A. Kaplan, a director of the Issuer, for the benefit of the Principal Fund (the "Option Shares"). Mr. Kaplan disclaims all pecuniary and other interests in the Option Shares in which the Principal Fund will be the beneficial holder. The Principal Fund sold an aggregate of 375,000 shares of Common Stock on August 20, 2001.

The Opportunities Fund beneficially owns 1,024,732 shares of Common Stock of the Issuer. In connection with the consummation of the Merger, the Opportunities Fund received (a) 918,736 shares of Common Stock of the Issuer in exchange for shares of common stock of the Target that were held by the Opportunities Fund prior to the Merger, (b) 104,705 shares of Common Stock of the Issuer in exchange for shares of preferred stock of the Target that were held by the Opportunities Fund prior to the Merger and (c) warrants to acquire an additional 124,470 shares of Common Stock of the Issuer exercisable at any time for an exercise price of $12.50 per share.

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                                                    PAGE  7  OF  10    PAGES
                                                         ---    ------

The Opportunities Fund sold an aggregate of 123,143 shares of Common Stock on August 20, 2001.

The Oaktree Account beneficially owns 15,417 shares of Common Stock of the Issuer. In connection with the consummation of the Merger, the Oaktree Account received (a) 13,920 shares of Common Stock of the Issuer in exchange for shares of common stock of the Target that were held by the Oaktree Account prior to the Merger, (b) 1,510 shares of Common Stock of the Issuer in exchange for shares of preferred stock of the Target that were held by the Oaktree Account prior to the Merger and (c) warrants to acquire an additional1,845 shares of Common Stock of the Issuer exercisable at any time for an exercise price of $12.50 per share. The Oaktree Account sold an aggregate of 1,857 shares of Common Stock on August 20, 2001.

ITEM 4. PURPOSE OF TRANSACTION

The Principal Fund, the Opportunities Fund and the Oaktree Account acquired the shares of the Issuer's Common Stock for investment purposes. Oaktree, as the general partner of the Principal Fund and the Opportunities Fund, and as investment manager of the Oaktree Account, evaluates the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer's Common Stock will be acquired or sold. Additional shares of the Issuer's Common Stock may be acquired in the open market or in privately negotiated transactions, or some or all of the shares of the Issuer's Common Stock beneficially owned by the Principal Fund, the Opportunities Fund or the Oaktree Account may be sold in the open market or in privately negotiated transactions. The Issuer has entered into a registration rights agreement relating to the Common Stock held by the Principal Fund, the Opportunities Fund and the Oaktree Account. Other than as disclosed herein, none of the reporting entities currently have an agreement, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing review of investment alternatives, Oaktree may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, Oaktree may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, to other shareholders of the Issuer independently or at a regularly scheduled or special meeting of the shareholders or to other third parties regarding such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b)

As of the date of this Schedule 13D, the Principal Fund beneficially owns and has sole power to vote and dispose of 3,137,845 shares of the Issuer's Common Stock. The Principal Fund's beneficial ownership represents approximately 6.48% of the outstanding shares of the Issuer's Common Stock based upon 48,038,673 outstanding shares of the Issuer's Common Stock, plus an additional (i) 380,205 shares of Common Stock exercisable pursuant to the warrants held by the Principal Fund, and (ii) the 5,000 Option Shares. Stephen A. Kaplan holds, but disclaims beneficial ownership of, options which are exercisable within 60 days from the date hereof to purchase 5,000 shares, representing less than .01%, of the outstanding Common Stock.

As of the date of this Schedule 13D, the Opportunities Fund beneficially owns and has sole power to vote and dispose of 1,024,732 shares of the Issuer's Common Stock. The Opportunities Fund's beneficial ownership represents approximately 2.13% of the outstanding shares of the Issuer's

                                                    PAGE  8  OF  10    PAGES
                                                         ---    ------

Common Stock based upon 48,038,673 outstanding shares of the Issuer's Common Stock, plus an additional 124,470 shares of Common Stock exercisable pursuant to the warrants held by the Opportunities Fund.

As of the date of this Schedule 13D, the Oaktree Account beneficially owns and has sole power to vote and dispose of 15,417 shares of the Issuer's Common Stock. The Oaktree Account's beneficial ownership represents less than 0.01% of the outstanding shares of the Issuer's Common Stock based upon 48,038,673 outstanding shares of the Issuer's Common Stock, plus an additional 1,845 shares of Common Stock exercisable pursuant to the warrants held by the Oaktree Account.

As of the date of this Schedule 13D, Oaktree, in its capacity as the general partner of the Principal Fund and the Opportunities Fund and the investment manager of the Oaktree Account may be deemed to beneficially own 4,177,994 shares of Common Stock of the Issuer, which represents approximately 8.61% of the outstanding shares of the Issuer's Common Stock based upon 48,038,673 outstanding shares of the Issuer's Common Stock, plus an additional (i) 506,520 shares of Common Stock exercisable pursuant to the warrants held by the Principal Fund, the Opportunities Fund and the Oaktree Account, and (ii) the 5,000 Option Shares. To the best knowledge of Oaktree, the Principal Fund and the Opportunities Fund, none of the other people named in response to Item 2 own any securities of the Issuer.

Oaktree, as the general partner of the Principal Fund and Opportunities Fund, has discretionary authority and control over all of the assets of the Principal Fund and Opportunities Fund pursuant to the partnership agreement for such Funds, including the power to vote and dispose of the Issuer's Common Stock held in the name of the Principal Fund and Opportunities Fund. In addition, Oaktree, as investment manager of the Oaktree Account, has discretionary authority and control over all of the assets of the Oaktree Account pursuant to the investment management agreement for the Oaktree Account, including the power to vote and dispose of the Issuer's Common Stock held in the name of the Oaktree Account. Oaktree and each of the individuals listed in Item 2 disclaims ownership of the shares of the Issuer's Common Stock reported herein and the filing of this statement shall not be construed as an admission that any such person is the beneficial owner of any securities covered by this statement.

(c) During the past 60 days, the Reporting Persons made the following sales of Common Stock in the open market:


----------------------------------------- ---------------------- ------------------------- -----------------------------
                 SELLER                          DATE                      AMOUNT                      PRICE
----------------------------------------- ---------------------- ------------------------- -----------------------------
The Principal Fund                                8-20-01                 375,000                     $25.90
----------------------------------------- ---------------------- ------------------------- -----------------------------
The Opportunities Fund                            8-20-01                 123,143                     $25.90
----------------------------------------- ---------------------- ------------------------- -----------------------------
The Oaktree Account                               8-20-01                  1,857                      $25.90
----------------------------------------- ---------------------- ------------------------- -----------------------------

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any of the Issuer's Common Stock beneficially owned by Oaktree, the Principal Fund, the Opportunities Fund or the Oaktree Account, except to the extent that the investment advisory clients of Oaktree and the partners of the Oaktree's Funds may have such right subject to the notice, withdrawal and/or termination provisions of advisory and partnership arrangements. No such client or partner has an interest by virtue of such relationship that relates to more than 5% of the Issuer's Common Stock.

                                                    PAGE  9  OF  10    PAGES
                                                         ---    ------

(e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Oaktree, as general partner of the Principal Fund and Opportunities Fund, and as investment manager of the Oaktree Account, receives a management fee for managing the assets of each entity, has a carried interest in the Principal Fund and Opportunities Fund and earns an incentive fee from the Oaktree Account.

The Issuer has entered into a registration rights agreement relating to the Common Stock held by the Principal Fund, the Opportunities Fund and the Oaktree Account.

Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer currently owned by the Principal Fund, the Opportunities Fund or the Oaktree Account.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1- A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

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                                                    PAGE   10   OF   10   PAGES
                                                         ------    ------

                                   SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of August 29, 2001.

OAKTREE CAPITAL MANAGEMENT, LLC


By:  /s/ JOHN FRANK
    -------------------------------------------------------------
     John Frank
     Managing Director and General Counsel


OCM PRINCIPAL OPPORTUNITIES FUND, L.P.
By: Oaktree Capital Management, LLC,
its general partner

By:  /s/ JOHN FRANK
    ------------------------------------------------------------
     John Frank
     Managing Director and General Counsel


OCM OPPORTUNITIES FUND II, L.P.
By: Oaktree Capital Management, LLC,
its general partner

By: /s/ JOHN FRANK
    ------------------------------------------------------------
     John Frank
     Managing Director and General Counsel